# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Melco Resorts & Entertainment Limited, CIK 0001381640
CUSIP: 585464100
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 09/16/2026
Filed by CIK 0001389153
Persons authorized to receive notices and communications: Mr. Vincent Leung, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong (K3), 0000, (852) 3151 3734

## Reporting persons
- Melco International Development Limited (CIK 0001389153): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 687,360,906; sole dispositive power 0; shared dispositive power 687,360,906; aggregate amount beneficially owned 687,360,906 (56.3% of the class)
- Melco Leisure and Entertainment Group Limited (CIK 0002086006): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 687,360,906; sole dispositive power 0; shared dispositive power 687,360,906; aggregate amount beneficially owned 687,360,906 (56.3% of the class)
- Lawrence Yau Lung Ho (CIK 0001958709): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 687,360,906; sole dispositive power 0; shared dispositive power 687,360,906; aggregate amount beneficially owned 687,360,906 (56.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.01 per share
Name of issuer: Melco Resorts & Entertainment Limited
Address of issuer's principal executive offices: 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong (K3), 0000
Comment:
The ordinary shares, par value $0.01 per share ("Ordinary Shares") of Melco Resorts & Entertainment Limited (the "Issuer") are not listed for trading. The CUSIP number 585464100 is assigned to the Issuer's American depositary shares ("ADSs"), which are traded on the Nasdaq Global Select Market. Each ADS represents three Ordinary Shares.

Explanatory Note:

This Amendment No. 9 (this "Amendment") amends and restates in its entirety the Schedule 13D originally filed on February 6, 2017 (as amended by Amendments No. 1 through 8 filed on May 17, 2017, November 19, 2018, February 21, 2019, July 17, 2019, May 13, 2022, August 19, 2022, March 9, 2023 and July 10, 2026, the "Schedule 13D") to report a decrease in the number of Ordinary Shares held by Mr. Lawrence Ho ("Mr. Ho"), one of the Reporting Persons (as defined herein), due to a transfer of Ordinary Shares by gift from Mr. Ho to an irrevocable, professionally-managed trust as part of a generational wealth planning exercise.

All ownership percentages in this Amendment are calculated based on 1,220,376,014 Ordinary Shares issued and outstanding as of March 6, 2026, as set forth in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2026.

## Item 2. Identity and Background
Name of person filing:
This Amendment is being filed jointly by: (i) Melco International Development Limited, a Hong Kong-listed company ("Melco International"), (ii) its wholly-owned and controlled subsidiary Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands ("Melco Leisure"), and (iii) Mr. Lawrence Yau Lung Ho, a citizen of Canada ("Mr. Ho") (collectively, the "Reporting Persons" and each, a "Reporting Person").

As of the date of this Amendment, Mr. Ho holds Melco International ordinary shares directly and through Better Joy Overseas Ltd., Lasting Legend Ltd., Mighty Dragon Developments Limited, Black Spade Capital Limited and Maple Peak Investments Inc. All of such companies are owned or controlled by the persons and/or trusts associated with Mr. Ho. Mr. Ho also has deemed interests in Melco International ordinary shares held by Lucky Life Limited and L3G Holdings Inc., companies controlled by discretionary family trusts, the beneficiaries of which include Mr. Ho and his family members. In addition, Mr. Ho is deemed to be interested in Melco International ordinary shares held by his spouse. Through the holdings described herein, Mr. Ho is or is deemed to be interested in approximately 61.4% of Melco International's issued and outstanding ordinary shares.

The name, business address, present principal occupation or employment and citizenship of, and certain other information regarding, each director and executive officer of each of Melco International and Melco Leisure is set forth on Schedule A hereto.
Residence or business address: The principal business address of each of the Reporting Persons is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.
Present principal occupation or employment: The principal business of Melco International and Melco Leisure, through their subsidiaries, is to engage in the leisure, gaming and entertainment industry, and make other investments. Mr. Ho's principal occupation is serving as the chairman, chief executive officer and director of the Issuer and the chairman, chief executive officer and executive director of Melco International.
Criminal convictions in the last five years: None of the Reporting Persons, and to the knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, and to the knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The place of organization or citizenship of each Reporting Person is set forth on the corresponding cover page of this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Melco Leisure was one of the founding shareholders of the Issuer and received 500,000,000 Ordinary Shares from the Issuer in March 2005 in exchange for the contribution of various operating assets and development projects to start the Issuer's business. The contributed assets were existing assets of Melco Leisure and its affiliates.

Melco Leisure purchased 33,750,000 additional Ordinary Shares in May 2009 from the Issuer for $44,887,500 as part of a registered public offering conducted by the Issuer to raise additional capital.

During 2010, 2011 and 2012, Melco Leisure acquired 2,366,538, 20,105,965 and 3,006,540 Ordinary Shares, respectively, through various transactions.

In February 2017, Melco Leisure purchased 198,000,000 Ordinary Shares for $1.188 billion from Crown Asia Investments Pty. Ltd. ("Crown Asia"), which was the other founding shareholder of the Issuer. The purpose of this transaction was to buy out some of the interests of Crown Asia, which wanted to divest itself of some of its interests in the Issuer. Crown Asia simultaneously sold 40,925,499 Ordinary Shares to the public in an underwritten secondary offering. Through this transaction, the Reporting Persons obtained majority control over the Issuer. The purchase price was financed with a bank loan which was secured by 727,733,982 Ordinary Shares held by Melco Leisure.

In July 2019, the Issuer acquired a 75% interest in ICR Cyprus Holdings Limited from Melco International in exchange for the issuance of 55,500,738 Ordinary Shares to Melco Leisure. These Ordinary Shares were valued by the parties at $375,000,000.

In June 2021, Melco Leisure and Melco International entered into a $1 billion, 5-year credit facility (the "Credit Facility") which refinanced the February 2017 bank loan. The Credit Facility is secured by 677,360,904 Ordinary Shares held by Melco Leisure.

In March 2022, the Issuer entered into a facility agreement with Melco International (the "Intercompany Loan Agreement"), pursuant to which a $250 million revolving loan facility was granted by the Issuer as lender to Melco International as borrower for a period of 12 months after the first utilization date (the last day of such period being the "Final Repayment Date"). A drawdown by Melco International in the amount of $200 million was utilized in April 2022 and repaid in January 2023. On December 31, 2022, the Issuer and Melco International executed an Amendment Letter whereby the parties agreed to extend the Final Repayment Date to June 30, 2024.
In August 2022, the Issuer repurchased 84,995,799 Ordinary Shares from Melco Leisure for an aggregate purchase price of $152,709,118. These repurchases provided liquidity and working capital for Melco Leisure and Melco International.

In August 2023, the Issuer, Melco Leisure and Melco International entered into a share repurchase agreement ("Share Repurchase Agreement"), pursuant to which Melco Leisure agreed to sell and the Issuer agreed to repurchase 40,373,076 Ordinary Shares for an aggregate repurchase price of $169,836,073. The net proceeds from the repurchase were used to (i) pay all accrued interest, fees and expenses due under the Intercompany Loan Agreement, which was then terminated, and (ii) repay existing indebtedness of Melco International, or as otherwise agreed between the Issuer (acting through the disinterested members of the Audit and Risk Committee of its board of directors), Melco Leisure and Melco International. The description of the Share Repurchase Agreement in this Item 3 is qualified in its entirety by reference to the complete text of the Share Repurchase Agreement, which was filed as Exhibit 99.2 to Amendment No. 7 to the Schedule 13D filed on March 9, 2023 and which is incorporated herein by reference in its entirety.

Mr. Ho holds, has held, and from time to time expects to hold, directly and indirectly (other than through Melco International and Melco Leisure), Ordinary Shares and restricted shares obtained through various transactions, including open-market purchases of Ordinary Shares using cash on hand or the proceeds from borrowings, as well as grants of restricted shares and options by the Issuer to Mr. Ho in connection with his service as an officer and director of the Issuer and the vesting and exercises of such restricted shares and options.

## Item 4. Purpose of Transaction
Purpose of transaction:
As of the date of this Amendment, the Reporting Persons control a majority of the Ordinary Shares. As the majority shareholders, the Reporting Persons can elect a majority of the members of the board of directors of the Issuer, and could thus indirectly control all aspects of the Issuer's business. As of the date of this Amendment, three out of seven board members of the Issuer are current officers or board members of Melco International and Melco Leisure, and thus the Reporting Persons have significant influence and control over the Issuer.

Each Reporting Person may take actions pursuant to, exercise any of its rights under, and/or comply with the obligations of, each contract, governing document, or arrangement described above. Each Reporting Person may waive, delay the exercise of, decline to enforce, or decline to comply with, any of those rights and obligations in its sole discretion.

The Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D under 17 CFR 240.13d-101. The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D under 17 CFR 240.13d-101. Any such discussion or actions may depend upon various factors, including, without limitation, the Issuer's business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment, Melco Leisure owns 687,360,906 Ordinary Shares directly, representing 56.3% of the Issuer's total issued and outstanding Ordinary Shares. Melco Leisure is wholly owned and directly controlled by Melco International. As described in Item 2(a) of this Amendment, Melco International is majority owned and majority controlled by Mr. Ho. Accordingly, each of Melco International and Mr. Ho may be deemed to beneficially own the Ordinary Shares directly held by Melco Leisure.

The foregoing information with respect to the persons named in Schedule A is set forth therein and incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment is incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons named on Schedule A hereto, have effected any transaction in the Issuer's Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Melco International and Melco Leisure have customary demand registration rights, Form F-3 registration rights, piggyback registration rights, expense reimbursements and indemnification rights pursuant to a Registration Rights Agreement, dated December 11, 2006 and amended on February 9, 2017 and on May 15, 2017. A form of the Registration Rights Agreement and two amendments were attached to Amendment No. 7 to the Schedule 13D filed on March 9, 2023 as Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5 thereto and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Directors and Executive Officers of Melco International and Melco Leisure

Exhibit 99.1 Joint Filing Agreement, dated as of March 9, 2023, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 9, 2023).

Exhibit 99.2 Share Repurchase Agreement, dated as of March 8, 2023, by and among the Issuer, Melco Leisure and Melco International (incorporated by reference to Exhibit 99.2 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 9, 2023).

Exhibit 99.3 Form of Registration Rights Agreement among the Issuer, Melco Leisure and PBL (incorporated by reference to Exhibit 4.10 to the registration statement on Form F-1 (File No. 333-139088) initially filed with the SEC on December 1, 2006).

Exhibit 99.4 Amendment No. 1 and Joinder to Registration Rights Agreement among the Issuer, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International, dated as of February 9, 2017 (incorporated by reference to Exhibit 2.19 to the annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017).

Exhibit 99.5 Amendment No. 2 to Registration Rights Agreement among the Issuer, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Melco International, dated as of May 15, 2017 (incorporated by reference to Exhibit 2.24 to the annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018).

## Signatures
- Melco International Development Limited: /s/ Lawrence Yau Lung Ho, Lawrence Yau Lung Ho / Chairman, Chief Executive Officer and Executive Director (09/18/2026)
- Melco Leisure and Entertainment Group Limited: /s/ Lawrence Yau Lung Ho, Lawrence Yau Lung Ho / Director (09/18/2026)
- Lawrence Yau Lung Ho: /s/ Lawrence Yau Lung Ho, Lawrence Yau Lung Ho (09/18/2026)